June 15, 2007
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Collins:
On behalf of QAD Inc., (the “Company”), set forth below is our response to the comment letter dated June 4, 2007 (the “Comment Letter”) in reference to File No. 000-22823 QAD Inc. Form 10-K for the Fiscal Year Ended January 31, 2007.
In response to your comment:
“1. We note your disclosures on page 37 where you indicate that the increase in accounts receivable at January 31, 2007 is due, in part, to a slowdown in collections near the end of fiscal 2007 Tell us whether there were any collectibility or billing problems with any major customers or class of customers and tell us what impact, if any, this had on your revenue recognition policy Your response should discuss significant changes in credit terms, collection efforts, and credit utilization and/or delinquency policies that lead to this slowdown.”
In Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, we indicate the increase in accounts receivable at January 31, 2007 is due, in part, to lower collections in Fiscal Year 2007 when compared to Fiscal Year 2006. We did not mean to imply that collections were lower at the end of the year but that collections for Fiscal Year 2007 were lower as compared to collections for Fiscal Year 2006. In Fiscal Year 2007, collections were lower primarily due to a lower beginning accounts receivable balance as of February 1, 2006 when compared to the beginning balance as of February 1, 2005. The relative stability in our collections can also be seen in our Days Sales Outstanding (DSO) metric which we disclose two paragraphs later in the document. DSO remained consistent year over year at 56 days as of January 31, 2007 compared to 55 days as of January 31, 2006. In future filings we will describe such comparisons to be more clear.
We did not experience a significant change in collection rates nor did we have any billing problems with any major customers; thus, there was no impact on our revenue recognition policy.

Ms. Kathleen Collins
Securities and Exchange Commission
June 15, 2007

In response to your comment:
"2. We note disclosure on page 34 of the filing that states, “Once the renewal commitment is secured, the customer is invoiced for the full contractual period, and the portion of the revenue deferred due to the delay is recognized immediately at time of invoice.” This disclosure suggests that you provide PCS services on an uninterrupted basis between expiration of the previous contract and subsequent renewal or termination. Please explain to us how the services provided during this period are contemplated in the expired arrangements and indicate the typical length of time over which customers receive these services. In addition, tell us how you considered whether providing these services beyond the contractual term of the expired arrangement affects the term over which you recognize your PCS revenue. Finally, clarify for us when you bill your customers for the renewal and record the related receivables (i.e., upon authorization of the renewal or on some earlier date). Please refer to the authoritative literature that supports your accounting policies.”
We generally begin negotiation for maintenance renewals 60 days prior to the expiry of the current maintenance period. There are instances when, as of the current maintenance period’s expiration date, we have not finalized negotiations and received a signed purchase order from the customer although we believe it is likely that the customer will renew. In accordance with our master license and maintenance agreements with our customers, the agreements do not expire or terminate until written notice of termination is received, and therefore the agreements remain in effect during the negotiation. In those instances, we continue to provide support services on an uninterrupted basis and in accordance with SOP 97-2, we defer maintenance revenue related to the renewal period until we obtain the customer purchase order to reflect evidence of an arrangement. These instances comprise approximately one percent of our maintenance revenue and normally occur when we are working with large, multi-national customers to renew maintenance across many sites worldwide. The delay in receiving a purchase order and invoicing typically ranges from one to three months. Once evidence of an arrangement (i.e. a signed purchase order) is received, we bill our customers and record the corresponding revenue previously deferred for the period in which there was no evidence of an arrangement.

Ms. Kathleen Collins
Securities and Exchange Commission
June 15, 2007

In response to your comment:
"3. The SAB 108 transition provisions provide for a cumulative effect adjustment for errors determined to be immaterial in prior periods under an issuer’s previous and properly applied methodology after considering appropriate qualitative factors, but that are material to those periods based on the guidance of SAB 108 (either individually or in aggregate). Based on your current disclosure indicating that “the Company considers this adjustment to be immaterial to prior periods” it is unclear whether the use of the one-time cumulative effect adjustment permitted by SAB 108 is appropriate. As a result, please clarify how the “immaterial adjustment” to your beginning accumulated deficit for fiscal 2007 of $420,000 complies with SAB 108. In addition, clarify for us when this error arose.”
Prior to the adoption of SAB 108, we evaluated uncorrected misstatements using the income statement method. Under the income statement method we determined that the error was not material to Fiscal Year 2006. In evaluating the error in Fiscal Year 2007 subsequent to our adoption of SAB 108, the error was quantitatively material under the balance sheet method due to decreased profitability in Fiscal Year 2007. The error would not have been material in Fiscal Year 2007 using our previous quantification method.
Because the error was quantitatively material to Fiscal Year 2007 using the guidance in SAB 108, we were required to correct the error but were unable to do so as an adjustment to Fiscal Year 2007. Therefore, we believe the best course of action was to adjust this error through the one-time cumulative effect adjustment permitted under SAB 108, as that approach provided clear disclosure to our shareholders and was in keeping with the principle in SAB 108 that financial statements do not need to be restated solely due to the adoption of SAB 108.
In future filings we will adjust our disclosure to reflect that we determined the effect of uncorrected misstatements was immaterial to prior periods under the Company’s prior method of evaluating the quantitative effects of uncorrected misstatements. We will adjust our disclosure as follows (bold represents added language and ~~strike through~~ represents deleted language):
The Company previously considered~~s~~ this error ~~adjustment~~ to be immaterial to prior periods under its prior method of evaluating uncorrected misstatements.

Ms. Kathleen Collins
Securities and Exchange Commission
June 15, 2007

Please refer to the second paragraph under “Effects of Prior Year’s Misstatements” on page 59 where we note that the error occurred during the fourth quarter of Fiscal Year 2006. The error was identified during our Fiscal 2007 year end close procedures.
In response to your comment:
"4. Please quantify the line items included within other current liabilities and tell us how you considered the guidance in Rule 5-02.24 of Regulation S-X.”
Other current liabilities (in thousands) were $37,951 and $30,809 as of January 31, 2007 and 2006, respectively. The detail of the account is as follows:

January 31, 2007

Accrued commissions and bonus		$8,032
Accrued compensated absences		$7,037
Accrued payroll		$2,428
Short term deferred payments related to acquisitions		$5,037
Other current liabilities
Accrued royalties	$3,352
Accrued sales and use tax	$902
Accrued professional fees	$2,816
Accrued travel	$1,382
Dividends payable	$808
Accrued services subcontractors	$787
Accrued distributor splits	$700
Accrued severance	$635
Income taxes payable	$1,292
Other	$2,743	$15,417
Total		$37,951

January 31, 2006

Accrued commissions and bonus		$6,311
Accrued compensated absences		$6,304
Accrued payroll		$2,279
Short term deferred payments related to acquisitions		—
Other current liabilities Accrued royalties	$3,115

Ms. Kathleen Collins
Securities and Exchange Commission
June 15, 2007

Accrued sales and use tax	$668
Accrued professional fees	$2,707
Accrued travel	$1,241
Dividends payable	$811
Accrued services subcontractors	$988
Accrued distributor splits	$437
Accrued severance	$1,355
Income taxes payable	$583
Other	$4,010	$15,915
Total		$30,809
Rule 5-02.24 of Regulation S-X requires us to state separately, in the balance sheet or in a note thereto, any item not properly classified in one of the preceding liability captions which is in excess of five percent of total liabilities. Five percent of total liabilities was $7,483 in Fiscal Year 2007 and $6,727 in Fiscal Year 2006. We considered this guidance when disclosing the detail (considering a reasonable level of aggregation) of other current liabilities within footnote 5 to the consolidated financial statements of Form 10-K by reviewing the various accounts comprising other current liabilities, and we respectfully submit that we have complied with Rule 5-02.24 of Regulation S-X.
We believe this letter is responsive to your request. Do not hesitate to contact us should you need any additional information on this matter.
In addition, as requested in your Comment Letter, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely yours,
/s/ Daniel Lender
Daniel Lender
Executive Vice President, Chief Financial Officer
QAD Inc.